UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                                WENTWORTH I, INC.
                                -----------------
                 (Name of Small Business Issuer in its charter)
                         Commission File Number 0-50888


      Delaware                                                     84-1581369
      --------                                                     ----------
(State or jurisdiction                                         (I.R.S. Employer
   of incorporation                                              Identification
   or organization)                                                 Number)


  936A Beachland Blvd., Suite 13
        Vero Beach, FL                                                32963
-------------------------------------                                --------
(Address of principal executive offices)                            (Zip Code)



                                 (772) 231-7544
                                 --------------
                           (Issuer's telephone number)



          Securities registered under Section 12(b) of the Exchange Act

                                      None

          Securities registered under Section 12(g) of the Exchange Act
                               Title of each class
                                to be registered

                          Common Stock, $.01 par value

                               TABLE OF CONTENTS

PART I

Item 1.  Description of Business

Item 2.  Management's Discussion and Analysis or Plan of Operation

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

PART F/S

Financial Information

PART III

Item 1.  Index to Exhibits

Item 2.  Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

History and Organization

         We were organized under the laws of the State of Delaware on March 6, 2001 as a vehicle to seek, investigate and, if such investigation warrants, acquire a target company or business (such acquisition, or other merger or combination with such a target company or business, a "Business Combination") that primarily desires to seek the perceived advantages of a publicly-held corporation. Our principal business objective is to seek long-term growth potential through the acquisition of a business rather than immediate, short-term earnings. Our search is not restricted to any specific business, industry or geographical location.

         The Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission in order to undertake a public offering of 50,000 shares of its common stock at a purchase price of $1.00 per share, which registration statement was declared effective on August 12, 2001. The Company successfully completed the offering and, pursuant to Rule 419 of the Securities Act of 1933, as amended, the offering proceeds, less ten percent, which was retained by the Company to cover its expenses, was placed in an escrow account together with the shares of Common Stock.

         In February 2003, when the Company determined that it would be unable to consummate a business combination within the 18 month time period from the date of the effectiveness of its registration Statement, as established by Rule 419(e) (2) (iv), all funds held in escrow were returned to the investors who had purchased common stock in the offering and the 50,000 shares of common stock held in the escrow account were returned to the Company as Treasury Stock. A post-effective amendment to the registration statement was filed on March 25, 2003 to remove from registration all shares of Common Stock that were sold in the offering and to confirm the withdrawal of the registration statement.

         The Company has been dormant since March 2003, but management has now elected to continue the implementation of its original business plan and to seek to affect a Business Combination.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Forward-Looking Statements

This Form 10-SB and other statements issued or made from time to time by us or our representatives contain statements which may constitute "forward-looking statements". Those statements include statements regarding the intent, belief or current expectations of us and members of our management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements are set forth herein. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Plan of Operations

         We may seek a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a Business Combination may involve the acquisition of or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares or seeks the perceived advantages of being a publicly held corporation.

         We do not intend to advertise or promote ourselves to potential target businesses. We intend to retain certain entities to act as "finders" to identify and analyze the merits of potential target businesses. Apart from the retaining of finders to locate target companies, we are not presently considering hiring any individual as a consultant. However, we cannot rule out the need for outside consultants in the future. We have not made any decision regarding payment of these consultants, if any are hired. It is likely that any finders will be compensated through a payment consisting solely of our stock. Any compensation paid to a finder will be in accordance and comply with all federal and state securities laws.

         Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may affect a Business Combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

         We anticipate that the selection of a Business Combination will be complex. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation may include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other benefits. Potentially available Business Combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         Our management will analyze or supervise the analysis of potential Business Combinations and intends to concentrate on identifying preliminary prospective Business Combinations which may be brought to its attention through the use of finders. While we have not established definitive criteria for acquisition candidates, we intend to focus on candidates generally satisfying the following criteria:

         o    Two years of audited financial statements,
         o    Five million dollars in annual revenue,
         o    Positive cash flow,
         o    Little or no debt,
         o    Five million dollars in shareholders' equity and
         o    Five or more employees.

         In analyzing prospective Business Combinations, our management will also consider such matters as:

         o    available technical, financial, and managerial resources,
         o    working capital and other financial requirements,
         o    history of operations, if any,
         o    prospects for the future,
         o    nature of present and expected competition,
         o the quality and experience of management services which may be available and the depth of that management,
         o    the potential for further research, development, or exploration,
         o specific risk factors not now foreseeable but which then may be anticipated to impact on our proposed activities,
         o    the potential for growth or expansion,
         o    the potential for profit,
         o the perceived public recognition or acceptance or products or services and
         o    name identification and other relevant factors.

         As a part of our investigation, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analyses or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. It is anticipated that any finders retained will assist in these efforts; however, the ultimate investigation, analysis, decision and negotiation with respect to a potential target will reside with our management and board of directors.

         We anticipate that any Business Combination will present certain risks which we may not be able adequately identify prior to selection. We anticipate that some of the potential Business Combinations which will be available to us will be in the development stage in that they will not have generated significant revenues from their principal business activity. The risk exists that even after the consummation of such a Business Combination and the related expenditure of our funds, the combined enterprise will still be unable to advance beyond the development stage. Many of the potential Business Combinations may involve new and untested products, processes, or market strategies. We may assume such risks although they may adversely impact on our stockholders because we consider the potential rewards to outweigh them.


         At present, the sole finder of Business Combinations for Wentworth I is Keating Securities, LLC, a Delaware limited liability company and a registered broker-dealer. While we will consider other finders, because of, among other factors, our lack of funds, it is unlikely that other finders will contact us. Timothy J. Keating, the son of our President, Kevin R. Keating, is the Managing Member of, and holds a majority interest in, Keating Investments, LLC, which is the parent company of Keating Securities, LLC.

Any finder utilized by us will be a registered broker-dealer, or exempt from such registration in connection with it activities related to us, in accordance with the requirements of the Securities and Exchange Commission.

         No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a Business Combination. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

         In connection with a Business Combination, we may issue additional securities, incur debt or procure other types of financing if needed. We have not entered into any agreements, plans, or proposals for such financing and at present have no plans to do so. If we require additional financing, there is no guarantee that such financing will be available to us or if available that such financing will be on terms acceptable to us.

Acquisition of a Business

         In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may alternatively purchase stock or assets of an existing business.

         Our management will not actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to or in connection with a proposed Business Combination, unless such a purchase is demanded by the principals of the target company as a condition to a merger or acquisition.

         The structure of the Business Combination will depend on, among other factors:

         o    the nature of the target business,
         o our needs and desires and the needs and desires of those persons controlling of the target business,
         o    the management of the target business and
         o our relative negotiating strength compared to the strength of the persons controlling the target business.

         We will not purchase the assets of any company of which a majority of the outstanding capital stock is beneficially owned by one or more or our officers, directors, promoters or affiliates or associates.

         Upon the consummation of a Business Combination, we anticipate that our management will change.

         Any merger or acquisition can be expected to have a significant dilutive effect on the percentage of shares held by our existing stockholders. The target business we consider will, in all probability, have significantly more assets than we do. Therefore, in all likelihood, our management will offer a controlling interest in our company to the owners of the target business. While the actual terms of a transaction to which we may be a party cannot be predicted, we expect that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code. In order to obtain tax-free treatment under the Internal Revenue Code, the owners of the acquired business may need to own 80% or more of the voting stock of the surviving entity. As a result, our stockholders would retain 20% or less of the issued and outstanding shares of the surviving entity, which would result in significant dilution in percentage of the entity after the combination. In addition, a majority or all of our directors and officers will probably, as part of the terms of the acquisition transaction, resign as directors and officers.

Competition

         We will remain an insignificant player among the firms which engage in business combinations. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than we will. In view of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors. Also, we will be competing with a number of other small, blank check public and shell companies.

Operation of a Business after an Acquisition

         Our activities following a Business Combination with a target company will be dependent on the nature of the acquired business, as well as the interest acquired. It may be expected that the business will present various risks to investors. We cannot yet appropriately assess the risks of the business at the present time, even in general terms, as we have not restricted our search for a potential target company to any one particular field of endeavor.

Investment Company Regulation

         The Investment Company Act defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While we do not intend to engage in such activities, we could become subject to regulations under the Investment Company Act in the event we obtain or continue to hold a minority interest in a number of enterprises. We could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act. Accordingly, our management will continue to review our activities from time to time with a view toward reducing the likelihood we could be classified as an investment company.

Employees

         We presently have no employees. Our President/Chief Financial Officer and Secretary are engaged in outside business activities and they anticipate that they each will devote to our business only between five and ten hours per week until the acquisition of a successful business opportunity has been consummated. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

ITEM 3.  DESCRIPTION OF PROPERTY

         We are presently using the office of our President, Kevin R. Keating, at no cost, as our office, an arrangement which we expect to continue until a business combination is consummated, we are not required to pay any rent. We presently do not own any equipment, and do not intend to purchase or lease any equipment prior to or upon completion of the offering.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table that follows sets forth certain information regarding the beneficial ownership of our common stock as of May 15,2004, by each person who is known by us to own beneficially more than 5% of our outstanding Common Stock; each of our officers and directors; and all of our directors and officers as a group.

                                        Shares Beneficially Owned
                                                         After Option
Name and Address of                     Present          Exercise (5)
Beneficial Owner                    Number  Percent    Number    Percent
--------------------------------   -------  -------   --------   -------
Kevin R. Keating (1) (2) (3)       743,000   37.2%     285,000    14.3%
Spencer I. Browne (1) (2)          565,000   27.0%     165,000     7.0%
Bertrand T. Ungar (1)              192,000    9.6%      50,000     2.5%
Keating Reverse Merger
Fund, LLC ("KRM")(4)               500,000   25.0%   1,500,000    75.0%
Total Officers and Directors
(1 Person)                         743,000   37.2%     285,000    14.3%

------------------
(1) The address for each listed shareholder is c/o Wentworth I, Inc., 936A Beachland Blvd., Suite 13, Vero Beach, FL 32963

(2) May be deemed "Promoters" as that term is defined under the Securities Act.

(3) Kevin R. Keating is our President Secretary and Chief Financial Officer and our sole director.

(4) The address for KRM is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111

(5) Messrs. Keating, Browne and Ungar have granted KRM an option to acquire an aggregate of 1,000,000 shares, owned by them, until January 30, 2005 at a purchase price of $125,000.00

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Information regarding our officers and directors is as follows:

Name                     Age    Position
--------------------     ---    ----------------------------------
Kevin R. Keating (1)     64     President, Chief Financial Officer
                                Secretary and Director

--------------------
(1)  May be deemed our  "Promoter" as that term is defined under the  Securities
     Act.

         Kevin R. Keating. Mr. Keating is an investment executive and for the past five (5) years has been the Branch Manager of the Vero Beach, Florida office of Brookstreet Securities Corporation. Brookstreet Securities is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Corporation in New York in 1965. From 1968 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President-Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is a graduate of Holy Cross College with a degree in Business Administration.


PRIOR BLANK CHECK COMPANY EXPERIENCE

The following chart sets forth the prior blank check company experience of Mr. Kevin R. Keating:

---------------------- --------------------- -------------- ---------------------------------------------------------------
    Company Name        Registration Date    SEC File No.                   Additional Information
---------------------- --------------------- -------------- ---------------------------------------------------------------

Wentworth II, Inc.     August 6, 2002        333-74952      On November 4, 2002, Wentworth II completed the offering
                                                            under Rule 419 pursuant to the registration statement
                                                            declared effective August 6, 2002. Wentworth II
                                                            determined on January 5, 2004 that it would be unable
                                                            to consummate a business combination within the 18
                                                            month time period from the date of the effectiveness
                                                            of its registration statement, as established by Rule
                                                            419.  As such, the funds in the escrow account were
                                                            returned to the investors who purchased common stock
                                                            in the offering. The shares of common stock in the
                                                            escrow account were returned to Wentworth II. In
                                                            connection with these activities, Wentworth II filed a
                                                            post-effective amendment to remove from registration
                                                            all of its shares of common stock that were sold in
                                                            the offering and to confirm its withdrawal of the
                                                            registration statement.   The last Exchange Act report
                                                            filed by Wentworth II was its Form 10QSB for the six
                                                            months ended June 30, 2003 filed on August 13, 2003.
                                                            Wentworth II is currently dormant with no active
                                                            business or operations. Mr. Keating has been an officer and director of Wentworth II since its inception.
---------------------- --------------------- -------------- ---------------------------------------------------------------

Wentworth III, Inc.    August 6, 2002        333-75044      Following the effectiveness of its post-effective
(now known as                                               amendment pursuant to Rule 419, Wentworth III completed
Catalyst Lighting                                           a business combination with Whitco Company, LP on August
Group, Inc.)                                                27, 2003, and changed its name to Catalyst Lighting
                                                            Group,  Inc. ("Catalyst"). Catalyst, through its
                                                            operating subsidiary, Whitco, manufactures and continues to manufacture outdoor lighting poles.  Catalyst is current
                                                            in its filings under the Exchange Act.  Catalyst is quoted
                                                            on the OTC BB under the ticker symbol "CYSL".   Mr.
                                                            Keating was an officer and director of Wentworth III
                                                            from its inception until the Whitco/Catalyst combination.
                                                            Since the Whitco/Catalyst combination, Mr. Keating has
                                                            continued as a director of Catalyst.

---------------------- --------------------- -------------- ---------------------------------------------------------------


ITEM 6.  EXECUTIVE COMPENSATION

         None of our officers or directors has received any cash remuneration since our inception. Our President will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Neither of the officers and directors intends to devote more than 20 hours a week of his or her time to our affairs.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Wentworth I for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Members of our management are or may become associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of Wentworth I. Because the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to our affairs. Our officers and directors will likely in the future become shareholders, officers or directors of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by us. Accordingly, additional direct conflicts of interest may arise in the future with respect to individuals acting on behalf of Wentworth I or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities that come to the attention of these individuals in the performance of their duties. Wentworth I does not currently have a right of first refusal pertaining to opportunities that come to management's attention where the opportunity may relate to Wentworth I's proposed business operations.

         The officers and directors are, so long as they remain officers or directors, subject to the restriction that all opportunities contemplated by our plan of operation that come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the other companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies that the officers and directors are affiliated with both desire to take advantage of an opportunity, then those officers and directors would abstain from voting upon the opportunity. In the event of identical officers and directors, the company that first filed a registration statement with the SEC will be entitled to proceed with the proposed transaction. However, all directors may still individually take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to those transactions.

         During 2002, the Company borrowed a total of $8,500 from its president. The amount loaned plus interest at 6% is due and payable upon the approval of a Wentworth I, Inc. merger or acquisition by both the Securities and Exchange Commission and the Wentworth I, Inc. shareholders. For the years ended December 31, 2003 and 2002, interest on these loans of $510 and $260 is included in operations.

         The Company's president, along with two other shareholders, have granted Keating Reverse Merger Fund, LLC ("KRM") an option to acquire an aggregate of 1,000,000 shares, owned by them, until January 30, 2005 at a purchase price of $125,000. Kevin R.Keating is the father of Timothy Keating, the principal stockholder of Keating Reverse Merger Fund, LLC.

         There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 40 million shares of common stock, $.01 par value per share, of which 2,050,000 shares are issued, 2,000,000 shares are outstanding and 50,000 shares are held as treasury stock. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

         Holders of our Common Stock

         (i) have equal ratable rights to dividends from funds legally available therefor, if declared by our board of directors;

         (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

         (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions; and

         (iv)  are entitled to one non-cumulative  vote per share on all matters
               on  which   stockholders   may  vote  at  all   meetings  of  our
               stockholders.

         All shares of our common stock will be fully paid for and non-assessable when issued, with no personal liability attaching to ownership. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors. The present officers and directors and present stockholders beneficially own at least 100% of the outstanding shares of common stock. Accordingly our present stockholders are in a position to control all of our affairs.

Preferred Stock

         We may issue up to 10,000,000 shares of our preferred stock from time to time in one or more series at par value of $.01 per share. As of the date of this Registration Statement, no shares of preferred stock have been issued. Our board of directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of additional shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and preferred stock then outstanding.

Dividends

         We have only been recently organized, have no earnings and have paid no dividends to date. Since we were formed as a blank check company with our only intended business being the search for an appropriate business combination, we do not anticipate having earnings or paying dividends at least until a business combination is reconfirmed by our stockholders. However, we can give no assurance that after we consummate a business combination, we will have earnings or issue dividends.

Reports to Stockholders

         We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. Our fiscal year ends on December 31st.

Transfer Agent

         We have appointed Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, as transfer agent for our shares of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENS ON THE REGISTRANTS'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Currently there is no public market for the Company's $.01 par value Common Stock. There are 4 holders of record of its stock.

         No dividends have been paid on the Company's stock. The Company currently intends to retain anticipated earnings for use in operation and expansion of its business and does not anticipate paying any dividends in the foreseeable future.

         The Company currently does not have any equity compensation plans and, therefore, no securities of the Company are currently authorized for issuance under any such plans.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOOUNTANTS

         On October 30, 2002,we engaged HEIN & ASSOCIATES LLP as our independent certified public accountants in place of Goldstein Golub Kessler LLP. Prior to the board's decision to engage HEIN & ASSOCIATES LLP, we did not consult HEIN & ASSOCIATES LLP with respect to the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B.

         The Report of Goldstein Golub Kessler LLP on our financial statements for the period from March 6, 2001 (date of inception) to December 31, 2001 contained no adverse opinion or disclaimer of opinion and was not qualified of modified as to uncertainty, audit scope of accounting principles. The opinion did contain a paragraph raising substantial doubt about our ability to continue as a going concern because of our operating loss and working capital deficiency. Through the present date, there has been no disagreement between us and Goldstein Golub Kessler LLP on any matter if accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Goldstein Golub Kessler LLP, would have caused such firm to make reference to the subject matter thereof in its report on our financial statements for such period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Following the formation of the Company it issued 150,000 shares of common stock on April 27, 2001 to two (2) investors for cash consideration of $0.05 per share for an aggregate investment of $7,500. In January 2004, the company issued an aggregate of 1,350,000 shares of its common stock to three individuals for services. Concurrently the Company sold 500,000 shares of restricted common stock to one investor for cash consideration of $25,000. The registrant sold these shares of common stock under the exemption from registration provided by
Section 4(2) of the Securities Act.

         Neither the registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. Purchasers or the beneficial owners of purchasers which are entities are friends or business associates of the officers and directors of the Registrant.

         All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom. All purchasers of our securities are accredited investors.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Wentworth I is a Delaware corporation and the provisions of the Delaware General Corporation Law will be applicable to the indemnification Wentworth I offers to its officers, directors and agents. In its Certificate of Incorporation, as amended, Wentworth I generally agrees to indemnify each person who is a director or officer of Wentworth I, or serves at the request of a director or officer as a director, officer, employee or agent of another company, in accordance with Wentworth I's by-laws, to the fullest extent permissible by the Delaware General Corporation Law or other applicable laws. In its by-laws Wentworth I indicates that, in connection with any such indemnification, it is within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding.

         Under the Certificate of Incorporation, the Bylaws, and the Delaware General Corporation Law, no director of Wentworth I will be personally liable to Wentworth I or its stockholders for monetary damages (or expenses in defense of an action) for breach of fiduciary duty as a director or by reason of the fact that he is or was a director, officer, employee or agent of Wentworth I, or serving in such capacity for another entity at the request of Wentworth I, except for liability (i) for any breach of the director's duty of loyalty to Wentworth I or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Wentworth I has the power to purchase and maintain insurance on behalf of any persons potentially eligible for indemnification. The rights to indemnification are also applicable to those persons entitled to such rights by virtue of Wentworth I's consummation of a business combination, including such consummations wherein Wentworth I is merged into or reorganized as a new entity.

         The foregoing description of available indemnification is a summary only, and is qualified in its entirety by the complete terms and provisions of the Delaware General Corporation Law and also Wentworth I's Certificate of Incorporation and Bylaws, filed herewith as exhibits.

                                    PART F/S

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

                          INDEX TO FINANCIAL STATEMENTS



                                                                            PAGE
                                                                            ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................F-2

BALANCE SHEET - As of December 31, 2003......................................F-3

STATEMENTS OF OPERATIONS - For the Years Ended
 December 31, 2003 and 2002,  and for the Period from
 March 6, 2001 (Date of Inception) to December 31, 2003......................F-4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - For the Period
 from March 6, 2001 (Date of Inception) to December 31, 2003 ................F-5

STATEMENTS OF CASH FLOWS - For the Years Ended December 31, 2003
 and 2002, and for the Period from March 6, 2001
 (Date of Inception) to December 31, 2003....................................F-6

NOTES TO FINANCIAL STATEMENTS........................................F-7 to F-10

BALANCE SHEET - As of June 30, 2004................ ........................F-11

STATEMENTS OF OPERATIONS - For the Six Month Period Ended
 June 30, 2004 and 2003, and for the Period from March 6, 2001
 (Date of Inception) to June 30, 2004............... .......................F-12

STATEMENTS OF CASH FLOWS - For the Six Month Period Ended
 June 30, 2004 and 2003, and for the Period from
 March 6, 2001 (Date of Inception) to June 30, 2004.. ......................F-13

NOTES TO FINANCIAL STATEMENTS...............................................F-14

                      [LETTERHEAD OF HEIN & ASSOCIATES LLP]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wentworth I, Inc.
Vero Beach, FL

We have audited the accompanying balance sheets of Wentworth I, Inc. (a development stage company) (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wentworth I, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no assets at December 31, 2003 and has suffered recurring losses from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HEIN & ASSOCIATES LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
July 6, 2004

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS OF
                                DECEMBER 31, 2003



                                     ASSETS
TOTAL ASSETS                                                  $     --
                                                              ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
    Accounts payable                                          $  5,485
    Accrued expenses                                            38,500
    Due to officer                                               9,270
      Due to stockholder                                         1,861
                                                              --------
             Total current liabilities                          55,116

STOCKHOLDERS' DEFICIT:

    Preferred stock - $.01 par value;
      authorized 10,000,000 shares, none issued                     --
    Common  stock - $.01 par  value;  authorized
      40,000,000   shares,  200,000 shares issued,
      150,000 shares outstanding                                 2,000
    Additional paid-in capital                                  24,697
    Deficit accumulated during the development stage           (36,813)
    Less: Treasury Stock, 50,000 shares                        (45,000)
                                                              --------

             Total stockholders' deficit                       (55,116)
                                                              --------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                   $     --
                                                              ========


              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS


                                                                                        FOR THE
                                                                                      PERIOD FROM
                                                                                     MARCH 6, 2001
                                             FOR THE YEAR        FOR THE YEAR          (DATE OF
                                            ENDED DECEMBER      ENDED DECEMBER       INCEPTION) TO
                                               31, 2003            31, 2002        DECEMBER 31, 2003
                                            --------------      --------------     -----------------
 INTEREST  AND DIVIDEND INCOME              $           --      $           25     $             100

 OPERATING EXPENSES:
   Legal and accounting expenses                     5,270              15,050                26,750
   Franchise taxes                                   2,485                  --                 4,649
   Other general and administrative
    expense                                            626               3,449                 5,514
                                            --------------      --------------     -----------------
       Total operating expenses                      8,381              18,499                36,913
                                            --------------      --------------     -----------------

 NET LOSS                                           (8,381)            (18,474)              (36,813)
                                            --------------      --------------     -----------------


 NET LOSS PER COMMON SHARE                  $        (0.05)     $        (0.09)
                                            ==============      ==============

 WEIGHTED-AVERAGE NUMBER OF
   SHARES OUTSTANDING                              154,167             200,000
                                            ==============      ==============


              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

      FOR THE PERIOD MARCH 6, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2003

                                                                                                 DEFICIT
                                                                                               ACCUMULATED
                                                                          TOTAL     ADDITIONAL  DURING THE
                                                      COMMON STOCK       TREASURY    PAID-IN   DEVELOPMENT   STOCKHOLDERS'
                                                  SHARES       AMOUNT     STOCK      CAPITAL      STAGE    EQUITY (DEFICIT)
                                                 --------    ---------  ---------  ----------- ----------- ---------------
Issuance of common stock
  for cash at $.05 per share                      150,000    $   1,500  $      --  $     6,000  $       --  $     7,500

Issuance of common stock -
  net of $30,803 of related costs                  50,000          500         --       18,697          --       19,197

Net loss for the period from March 6, 2001
    (date of inception) to December 31, 2001           --           --         --           --      (9,958)      (9,958)
                                                 --------    ---------  ---------  ----------- ----------- ---------------
BALANCE, December 31, 2001                        200,000        2,000         --       24,697      (9,958)      16,739

Net loss for the year ended December 31, 2002          --           --         --           --     (18,474)     (18,474)
                                                 --------    ---------  ---------  ----------- ----------- ---------------
BALANCE, December 31, 2002                        200,000        2,000         --       24,697     (28,432)      (1,735)

Escrow refund, February 12, 2003                  (50,000)                (45,000)          --          --      (45,000)

Net loss for the year ended December 31, 2003          --           --         --           --      (8,381)      (8,381)
                                                 --------    ---------  ---------  ----------- ----------- ---------------
BALANCE, December 31, 2003                       $150,000    $   2,000  $ (45,000) $    24,697  $  (36,813) $   (55,116)
                                                 ========    =========  =========  ===========  ========== ===============

              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS


                                                                                                          FOR THE
                                                                                                        PERIOD FROM
                                                                                                       MARCH 6, 2001
                                                               FOR THE YEAR        FOR THE YEAR          (DATE OF
                                                              ENDED DECEMBER      ENDED DECEMBER       INCEPTION) TO
                                                                 31, 2003            31, 2002        DECEMBER 31, 2003
                                                              --------------      --------------     -----------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                 $       (8,381)     $      (18,474)    $         (36,813)
     Adjustments to reconcile net loss to net cash used
         in operating activities:
         Decrease (increase) in restricted cash
                                                                      45,000
         Changes in operating assets and liabilities:
            Increase in accounts payable                               5,485                                     5,485
            Increase in accrued expenses                                 500               8,000                13,500
            Decrease in accrued franchise taxes                           --              (2,164)                   --
                                                              --------------      --------------     -----------------
         Net cash used in operating activities                        42,604             (12,638)              (17,828)

 CASH PROVIDED BY FINANCING ACTIVITY,
     Proceeds from the issuance of common stock                                                                 57,500
     Payment of offering costs                                                                                  (5,803)
     Loan from stockholder                                             1,861                                     1,861
     Loan from officer                                                   510               8,760                 9,270
     Redemption of common stock with restricted cash                 (45,000)                                  (45,000)
                                                              --------------      --------------     -----------------
     Net cash provided by financing activities                       (42,629)              8,760                17,828


 INCREASE (DECREASE) IN CASH
                                                                         (25)             (3,878)                   --
 CASH, at beginning of period                                             25               3,903                    --
                                                              --------------      --------------     -----------------
 CASH, at end of period                                       $           --      $           25     $              --
                                                              ==============      ==============     =================
 SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITY:
     Expense accrued for offering costs                       $                   $                  $          25,000
                                                              ==============      ==============     =================

              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1.       ORGANIZATION AND OPERATIONS AND GOING CONCERN

         Wentworth I, Inc. (the "Company") was incorporated in the State of Delaware on March 6, 2001 for the purpose of raising capital that is intended to be used in connection with a merger, acquisition or other business combination with an operating business. On April 27, 2001, the Company issued 150,000 shares of $.01 par value common stock for $.05 per share, a total of $7,500. During 2001, the Company filed a registration statement on Form SB-2, under SEC Rule 419, which was declared effective by the Securities and Exchange Commission on August 21, 2001. Under this registration statement on November 19, 2001, the Company sold 50,000 shares of $.01 par value common stock in a public offering for $1.00 per share for gross proceeds of $50,000. The Company incurred $30,803 in expenses of the offering, and $5,803 has been paid using the $7,500 in proceeds from the Company's initial sale of common stock. The balance has been accrued.

         The Company is currently in the development stage. All activities of the Company to date relate to its formation, its public offering and subsequent public filings and to finding an acquisition target with which to consummate a business combination.

         The proceeds of the initial public offering as well as the related securities purchased were placed in an escrow account until the consummation of any business combination as required by the Securities and Exchange Commission Rule 419. The Company withdrew 10% of the funds as working capital in order to seek acquisition opportunities or for other corporate purposes, as allowed by law.

         As a result of limited resources, the Company will, in all likelihood, have the ability to effect only a single business combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business. Furthermore, there is no assurance that the Company will be able to successfully execute a business combination. Since the Company did not complete a merger, acquisition or other business combination meeting specified criteria within 18 months of the date of the initial public offering, the Company returned the $45,000 of funds in the escrow account in February, 2003 and 50,000 shares of common stock were returned to the Company as treasury stock.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

         The  Company   does  not   believe   that  any   recently   issued  but
         not-yet-effective accounting standards will have a material effect on the Company's financial position, results of operations or cash flows.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1.       ORGANIZATION AND OPERATIONS AND GOING CONCERN (CONTINUED)

         The Company has no assets or revenue to date and has incurred operating losses of $ 36,813 since inception. Since inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. The Company has not identified any business combination and therefore, cannot ascertain with any degree of certainty the capital requirements for any particular transaction. In addition, the Company is dependent upon certain related parties to provide continued funding and capital resources. These factors indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance. State minimum taxes are expensed as incurred.

         Cash and Cash Equivalents, and Restricted Cash - Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

         Fair Value of Financial Instruments - Cash and current liabilities are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

         Net Income (Loss) Per Share - Basic earnings per share (EPS) is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company currently has no dilutive securities and as such, basic and diluted earnings per share are the same for all periods presented.

         Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. During the years ended December 31, 2003 and 2002 and for the period from March 6, 2001 (inception) to December 31, 2003, the Company's comprehensive loss was the same as its net loss.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

3.       STOCKHOLDERS' DEFICIT

         The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of stock. They are divided into 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. At December 31, 2003, none of the preferred stock has been issued. However, such preferred shares may later be issued in such series with whatever preferences as may be determined by the Board of Directors.

         As of December 31, 2003, 200,000 shares of the common stock have been issued, 150,000 shares are outstanding and 50,000 shares are held as treasury stock. In addition, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a merger, acquisition or business combination. To the extent that additional shares of common stock are issued, dilution to the interest of the Company's current stockholders will occur.

         See Note 1 for additional information on Stockholders' Deficit.

4.       INCOME TAXES

         The Company has a federal net operating loss carryforward of $27,710 available to offset taxable income through the years 2021, 2022, and 2023.

         The Company recorded a deferred income tax asset for the tax effect of net operating loss carryforwards and temporary differences, aggregating $15,513, against which the Company has recorded a full valuation allowance in recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived. The change in the valuation allowance for the period ended December 31, 2003 to December 31, 2002 is $3,100.

                                                               December 31,
                                                                   2003
                                                              --------------

         Net operating loss carryforward and
           temporary differences                              $       15,513
         Valuation allowance                                         (15,513)
                                                              --------------

                                                              $           --
                                                              ==============

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


         The difference between income taxes computed at the statutory federal rate of 34% and the provision for income taxes relates to the following:

                                                                Percent of
                                                               Pretax Amount
                                                              --------------
           Provision at federal statutory rate                        34%
           Provision for state tax rate                              3.1%
           Increase in valuation allowance                         (37.1%)
                                                              --------------
                                                                       0%
                                                              ==============

5.       RELATED PARTY TRANSACTIONS

         During 2002, the Company borrowed a total of $8,500 from its president. The amount loaned plus interest at 6% is due and payable upon the approval of a Wentworth I, Inc. merger or acquisition by both the Securities and Exchange Commission and the Wentworth I, Inc. shareholders. For the years ended December 31, 2003 and 2002, interest on these loans of $510 and $260 is included in operations.

         The Company's president, along with two other shareholders, have granted Keating Reverse Merger Fund, LLC ("KRM") an option to acquire an aggregate of 1,000,000 shares, owned by them, until January 30, 2005 at a purchase price of $125,000. Kevin R.Keating is the father of Timothy Keating, the principal stockholder of Keating Reverse Merger Fund, LLC.

6.       SUBSEQUENT EVENTS

         In January 2004, the Company issued an aggregate of 1,350,000 shares of its common stock to three individuals for services valued at $67,500. Concurrently the Company sold 500,000 shares of restricted common stock to one investor for cash consideration of $25,000.

         On June 10, 2004, the Company entered into a contract with Vero Management, L.L.C. for services. Kevin R. Keating, President of Wentworth I, Inc. is the manager of Vero Management, L.L.C.. These services are to include a broad range of managerial and administrative services. The term of the contract is for one year. In consideration of the services provided, Vero Management will be paid $1,000 for each month in which services are rendered.

                                WENTWORTH I, INC.
                          (A Development Stage Company)


                                 BALANCE SHEET
                                 JUNE 30, 2004
                                  (unaudited)

ASSETS

CURRENT ASSETS


Cash and cash equivalents                           $   1,895
                                                    ---------
     TOTAL CURRENT ASSETS                               1,895

     DEFERRED TAX ASSET (NET OF VALUATION
       ALLOWANCE)                                          --
                                                    ---------

     TOTAL ASSETS                                   $   1,895
                                                    =========



LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES


Accounts payable                                    $   8,000
Accrued expenses                                       48,500
Due to officer                                          9,525
Due to stockholder                                      1,861
                                                    ---------
    TOTAL CURRENT LIABILITIES                          67,886



STOCKHOLDERS' DEFICIT


Common stock, $0.01 par value; 40,000,000
    shares authorized; 2,050,000 shares issued,
    2,000,000 shares outstanding                       20,500
Additional paid-in capital                             98,697
Deficit accumulated during the development stage     (140,188)
Less: Treasury Stock, 50,000 shares                   (45,000)
                                                    ---------
       TOTAL STOCKHOLDERS' DEFICIT                    (65,991)
                                                    ---------

 TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT        $   1,895
                                                    =========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                                                       FOR THE
                                                                                                     PERIOD FROM
                                                                                                    MARCH 6, 2001
                                                          FOR THE SIX           FOR THE SIX           (DATE OF
                                                       MONTHS ENDED JUNE        MONTHS ENDED        INCEPTION) TO
                                                            30, 2004           JUNE 30, 2003        JUNE 30, 2004
                                                       ------------------      --------------      --------------
INTEREST  AND DIVIDEND INCOME                          $               --      $           --      $          100

OPERATING EXPENSES:
  Legal and accounting expenses                                    29,443               1,270              56,193
  Franchise taxes                                                   3,667                  --               8,316
  Non-cash compensation                                            67,500                  --              67,500
  Other general and administrative expense                          2,765               1,185               8,279
                                                       ------------------      --------------      --------------
      Total operating expenses                                    103,375               2,455             140,288
                                                       ------------------      --------------      --------------

NET PROFIT (LOSS)                                                (103,375)            (2,455)            (140,188)
                                                       ------------------      --------------      --------------

NET LOSS PER COMMON SHARE                              $            (0.05)     $        (0.01)
                                                       ==================      ==============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                   1,978,846             200,000
                                                       ==================      ==============




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                                                        FOR THE
                                                                                                      PERIOD FROM
                                                                                                     MARCH 6, 2001
                                                               FOR THE SIX        FOR THE SIX          (DATE OF
                                                               MONTHS ENDED       MONTHS ENDED       INCEPTION) TO
                                                              JUNE 30, 2004      JUNE 30, 2003       JUNE 30, 2004
                                                            -----------------    --------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                $      (103,375)     $       (2,455)   $        (140,188)
    Adjustments to reconcile net loss to net cash
        provided (used) by operating activities:
        Decrease (increase) in restricted cash                          --               45,000                   --
        Stock issued for services                                   67,500                   --               67,500
        Changes in operating assets and liabilities:
           Increase (decrease) in accounts payable                   2,515                  524                8,000
           Increase in accrued expenses                             10,000                   --               23,500
                                                            --------------       --------------    -----------------
        Net cash provided (used) by operating activities           (23,360)              43,069              (41,188)


CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from the issuance of common stock                      25,000                   --               82,500
    Payment of offering costs                                           --                   --               (5,803)
    Loan from stockholder                                               --                1,651                1,861
    Loan from officer                                                  255                  255                9,525
    Redemption of common stock with restricted cash                     --              (45,000)             (45,000)
                                                            --------------       --------------    -----------------
        Net cash provided (used) by financing activities            25,255              (43,094)              43,083

INCREASE (DECREASE) IN CASH                                          1,895                  (25)               1,895

CASH, at beginning of period                                            --                   25                   --
                                                            --------------       --------------    -----------------
CASH, at end of period                                      $        1,895       $           --    $           1,895
                                                            ==============       ==============    =================



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                WENTWORTH I, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2004


1.       MANAGEMENT'S REPRESENTATION OF INTERIM FINANCIAL INFORMATION

         The accompanying financial statements have been prepared by Wentworth I, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments, which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. The results for the six months ended June 30, 2004 and 2003 are not necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited financial statements at December 31, 2003.

2.       ISSUANCE OF COMMON STOCK

         In January 2004, the Company issued an aggregate of 1,350,000 shares of its common stock to three individuals for services valued at $67,500. Concurrently the Company sold 500,000 shares of restricted common stock to one investor for cash consideration of $25,000. The Company sold these shares of common stock under the exemption from registration provided by Section 4(2) of the Securities Act.

3.       RELATED PARTY TRANSACTION

         On June 10, 2004, the Company entered into a contract with Vero Management, L.L.C. for services. Kevin R. Keating, President of Wentworth I, Inc. is the manager of Vero Management, L.L.C.. These services are to include a broad range of managerial and administrative services. The term of the contract is for one year. In consideration of the services provided, Vero Management will be paid $1,000 for each month in which services are rendered.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NO.

2.0 Certificate of Incorporation*

2.1 By-Laws*

* Incorporated by reference to the Form SB-2 as originally filed on May 5, 2001

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2004

WENTWORTH I, INC.




                        By: /s/ Kevin R. Keating
                           -----------------------------
                           Kevin R. Keating, President